Filed by The Procter & Gamble Company

Commission File No. 001-00434

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Procter & Gamble Company

Commission File No. 001-00434

The following is the text of a website that is being maintained at www.dfking.com/pg in connection with the offer by The Procter & Gamble Company (“P&G”) to exchange all shares of common stock of Galleria Co., which are owned by P&G, for common stock of P&G.

EXCHANGE OFFER

On September 1, 2016, The Procter & Gamble Company ("P&G") commenced an exchange offer relating to the split-off of certain assets and liabilities relating to P&G's global fine fragrances, salon professional, cosmetics and retail hair color business, along with select color styling brands ("P&G Beauty Brands"). As part of the split-off, P&G will transfer specified assets and liabilities related to P&G Beauty Brands, excluding specified excluded brands, to Galleria Co., a wholly owned subsidiary of P&G ("Galleria Company").

In the exchange offer, P&G is offering to exchange all shares of common stock of Galleria Company that are owned by P&G for shares of common stock of P&G that are validly tendered and not properly withdrawn, as described in further detail in the Prospectus of Galleria Company, dated September 1, 2016 (the "Prospectus").

As promptly as practicable following completion of the exchange offer and, if the exchange offer is completed but is not fully subscribed, a subsequent pro rata dividend of all remaining shares of Galleria Company common stock to the remaining P&G shareholders, a wholly owned subsidiary of Coty Inc. ("Coty") will merge with and into Galleria Company, with Galleria Company surviving the merger and becoming a wholly owned subsidiary of Coty (the "Merger"). Accordingly, shares of Galleria Company common stock will not be transferred to participants in the exchange offer; such participants will instead receive shares of Coty's Class A common stock in the Merger. No trading market currently exists or will ever exist for shares of Galleria Company common stock.

The value of P&G common stock and Coty Class A common stock will be determined by P&G by reference to the simple arithmetic average of the daily volume-weighted average price ("VWAP") of P&G common stock and Coty Class A common stock over a three-business day period (the "Averaging Period") ending on and including the second trading day preceding the expiration date of the exchange offer. Based on an expiration date of September 29, 2016, the three days of the Averaging Period are currently expected to be September 23, 2016, September 26, 2016 and September 27, 2016.

P&G will provide on this website the daily VWAPs of P&G common stock and Coty Class A common stock, together with indicative calculated per-share values for shares of P&G common stock and Coty Class A common stock, the indicative exchange ratio, and whether the upper limit is in effect, for each of the trading days that the exchange offer is open.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for important information about the exchange offer. A copy of the Prospectus, which includes a "Questions and Answers About the Exchange Offer and the Transactions" section beginning at page 6, and other related information are available through the links below.

Date:	September 9, 2016
PG daily VWAP:	$86.5835
COTY daily VWAP:	$24.3429
P&G Average	$87.4666
Coty Average	$24.7971
Indicative exchange ratio:	3.7928
Upper limit:	3.9033
Upper limit in effect:	No
Final Exchange Ratio	-

Table of Historical Indicative Calculated Per-Share Values

The table below shows the calculated per-share values on a given day, calculated as though that day were the last day of the Averaging Period of this exchange offer.

During the Averaging Period, the indicative exchange ratios will be based on (1) on the first day of the Averaging Period, the daily VWAPs of P&G common stock and Coty Class A common stock on the New York Stock Exchange for that day, and (2) on the second day of the Averaging Period, the simple arithmetic average of the daily VWAPs of shares of P&G common stock and Coty Class A common stock on the first and second day of the Averaging Period. No indicative exchange ratio will be published or announced on the third day of the Averaging Period. The final exchange ratio will be announced on the website and separately by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer.

		PG price		COTY price					
Day	Date	VWAP	Average	VWAP	Average	Indicative xch ratio	Limit in effect	Upper Limit	$ COTY per $1.00 PG
1	9/1/2016	$87.9431	-	$25.9233	-	-	-	3.9033	-
2	9/2/2016	$88.3440	-	$26.0260	-	-	-	3.9033	-
3	9/6/2016	$88.4117	$88.2329	$25.9674	$25.9722	3.6529	No	3.9033	$1.075

4	9/7/2016	$88.0027	$88.2528	$25.1747	$25.7227	3.6892	No	3.9033	$1.075
5	9/8/2016	$87.8136	$88.0760	$24.8738	$25.3386	3.7376	No	3.9033	$1.075
6	9/9/2016	$86.5835	$87.4666	$24.3429	$24.7971	3.7928	No	3.9033	$1.075
7	9/12/2016								$
8	9/13/2016								$
9	9/14/2016								$
10	9/15/2016								$
11	9/16/2016								$
12	9/19/2016								$
13	9/20/2016								$
14	9/21/2016								$
15	9/22/2016								$
16	9/23/2016								$
17	9/26/2016								$
18	9/27/2016								$
19	9/28/2016								$
20	9/29/2016								$

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Bloomberg Screen Images of P&G and Coty VWAPs

The screen images below depict the daily VWAP (as described in the Prospectus under "Questions and Answers About the Exchange Offer and the Transactions") on the New York Stock Exchange, as published by Bloomberg Finance L.P. on Bloomberg pages "PG UN<Equity>VAP" with respect to shares of P&G common stock and "COTY UN<Equity>VAP" with respect to shares of Coty Class A common stock.



GRAB

PG UN Equity | 98 Actions | 99 Settings | Page 1/2 Price and Volume Dashboard

09:30	09/09/16	Price Filter	-		Calculation	Bloomberg Definition	
16:02	09/09/16	Vol Filter	-		Amount		@ Part%

Calculation	VWAP	Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	86.5835	3,305,625	286.213MLN	9,172	360	0.321089
Custom	86.5835	3,305,625	286.213MLN	9,172	360	0.321089

1) Summary | 2) Top Trades (AQR) | 3) Volume at Price (VAP) | 4) Trade Summary Matrix (TSM)

Trades with the Largest Impact — Spread / Price Ratio .000116

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
09/09	16:01:02	1,277,907	86.24	N	09/09	15:55:26	2,500	86.49	N
	09:30:43	157,454	87.04	N		15:57:37	2,443	86.39	N
	09:30:43	5,712	87.00	N		15:35:24	2,425	86.60	N
	15:59:58	5,390	86.26	N		10:07:10	2,399	86.71	N
	12:46:07	4,700	87.00	N		15:56:44	2,386	86.46	N
	15:58:41	3,295	86.31	N		09:32:09	2,358	86.88	N
	15:51:16	3,100	86.48	N		15:58:55	2,285	86.31	N
	09:30:43	2,986	87.00	N		12:46:07	2,200	87.00	N
	15:51:02	3,000	86.48	N		15:59:58	2,200	86.26	N
	09:39:30	2,700	86.90	N		12:46:08	2,154	87.00	N
	14:49:20	2,701	86.64	N		11:42:16	2,100	87.10	N
	10:06:43	2,600	86.68	N		14:33:43	2,100	86.83	N
	15:59:48	2,600	86.31	N		12:06:13	2,027	87.00	N
	15:59:45	2,600	86.31	N		11:42:14	2,000	87.13	N

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2016 Bloomberg Finance L.P.
SN 488274 H341-1101-2 09-Sep-16 16:01:43 EDT GMT-4:00


GRAB

COTY UN Equity | 98 Actions | 99 Settings | Page 1/2 Price and Volume Dashboard

09:30 09/09/16 - Price Filter - Calculation Bloomberg Definition
16:01 09/09/16 Vol Filter - Amount @ Part%

Calculation	VWAP	Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	24.3429	463,798	11.29MLN	1,755	264	0.108886
Custom	24.3429	463,798	11.29MLN	1,755	264	0.108886

1) Summary | 2) Top Trades (AQR) | 3) Volume at Price (VAP) | 4) Trade Summary Matrix (TSM)

Trades with the Largest Impact — Spread / Price Ratio .000412

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
09/09	16:00:31	78,836	24.25	N	09/09	15:59:48	1,200	24.25	N
	15:59:59	20,400	24.25	N		15:57:21	1,135	24.28	N
	09:30:00	13,355	24.48	N		15:32:56	1,118	24.21	N
	15:59:52	3,300	24.25	N		11:22:56	1,100	24.42	N
	15:59:48	2,800	24.25	N		15:55:27	1,095	24.25	N
	15:59:48	2,300	24.25	N		09:39:56	1,000	24.50	N
	15:59:30	2,100	24.26	N		09:31:56	1,000	24.40	N
	15:58:02	1,707	24.27	N		15:05:59	1,000	24.25	N
	11:34:34	1,400	24.45	N		15:14:21	1,000	24.20	N
	15:58:30	1,400	24.26	N		11:25:41	975	24.40	N
	15:57:01	1,308	24.30	N		15:56:08	975	24.26	N
	10:22:18	1,281	24.41	N		15:39:33	921	24.20	N
	11:57:36	1,200	24.35	N		11:57:41	900	24.38	N
	15:59:48	1,200	24.25	N		15:24:39	900	24.26	N

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2016 Bloomberg Finance L.P.
SN 488274 H341-1101-1 09-Sep-16 16:01:02 EDT GMT-4:00

Prospectus	Letter of Transmittal
Notice of Withdrawal	Instruction Booklet to Letter of Transmittal
Press Release – Offer Launch	Notice of Guaranteed Delivery

The information agent for the exchange offer is:

D.F. KING

48 Wall Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (877) 297-1747

Forward-Looking Statements

Statements on this page that are not strictly historical, including statements regarding the anticipated timing and terms of the transactions and any other statements regarding events or developments that P&G believes or anticipates will or may occur in the future, are "forward-looking" statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of P&G and Coty to satisfy the conditions to the transactions on a timely basis, the parties' ability to complete the transactions on the anticipated terms and schedule, including the anticipated tax treatment for the transactions, the risk that the transactions will harm Coty's business, and the risk of deterioration of or instability in the business performance of the transferred business or Coty, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in the Prospectus. These forward-looking statements speak only as of the date of this release and P&G assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.